MANHATTAN MINERALS CORP.
NEWS RELEASE

May 31, 2004	Toronto Stock Exchange
Trading Symbol: MAN

New President and Chief Executive Officer
Board Approves a Non-Brokered Private Placement to Insiders

    The Board of Directors is pleased to announce the appointment of Dr. Peter J. Guest as the Company's President and Chief Executive Officer. Peter has also been appointed to the Board of Directors. Peter has extensive senior management, mining, and engineering experience. He has held positions as President and CEO of Gabriel Resources, Iriana Resources, International Dunlop Minerals, and Galactic Resources. Prior to these positions, Peter was President and CEO of MRDI, VP & General Manager of Fluor Daniel Inc. and President of Fluor Chile. Peter has a Masters and Doctorate of Engineering and an M.Sc. from U.C. Berkeley, and an MBA from Boston University.

    The Company is also pleased to announce that it has approved a non-brokered private placement of 666,666 shares of the company at C$0.15 per common share, to an insider of the Company. Closing is expected to occur within 10 days. The pricing of the issue is at the market price of the Common Shares on May 28, 2004. The private placement is subject to regulatory approval.

    This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information please contact:

Peter Guest	Lawrence Glaser
President & CEO	Executive Chairman

Tel: (604) 669-3397
www.manhattan-min.com